Dejour Provides AGM Voting Results

VANCOUVER, British Columbia July 14, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, provides additional disclosure regarding its June 12, 2014 News Release announcing the results of its Annual Meeting of Shareholders held June 12, 2014 at the Company’s Vancouver office.

The following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Against	Votes Withheld
1.	Fix the number of directors to be elected at the Meeting at five (5)	Passed	96.61%	3.39%	0.00%
2.	To elect the following five (5) nominees to serve as directors of Dejour for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (B.C.) and by-laws of Dejour:

	Robert Hodgkinson	Passed	85.38%	0.00%	14.62%
	A Ross Gorrell	Passed	91.70%	0.00%	8.30%
	Richard Kennedy	Passed	91.54%	0.00%	8.46%
	Craig Sturrock	Passed	93.25%	0.00%	6.75%
	Ronnie Bozzer	Passed	91.58%	0.00%	8.42%
3.	To approve the re-appointment of BDO Canada LLP, Chartered Accountants, as auditors of Dejour to hold office until the next annual meeting or until their successors are appointed and to authorize the Board of Directors to fix their remuneration as such	Passed	93.18%	0.00%	6.82%
4.	The ordinary resolution approving the share consolidation	Passed	70.74%	29.26%	0.00%

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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